BLUEPHOENIX NAMES TSIPORA COHEN
VICE PRESIDENT OF WORLDWIDE MARKETING

Cary, NC and Herzelia, Israel - October 21, 2003 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that Tsipora Cohen has joined the company as vice president of worldwide marketing. In this newly created position, Ms. Cohen will be responsible for the entire spectrum of the company's global marketing programs including messaging, branding, advertising, sales support, solutions marketing, Web presence strategies, public relations, and marketing communications.

"We are extremely pleased to welcome Tsipora to the BluePhoenix management team," said CEO Arik Kilman. "She brings with her extensive experience in global high-tech marketing and well understands the unique needs of a multi-national solutions provider like BluePhoenix. With Tsipora's guidance, we will strengthen the BluePhoenix brand, enhance industry awareness of our unique solutions, and expand our market reach across the globe."

An 18-year high tech industry veteran, Cohen was formerly vice president of worldwide marketing for biometrics provider Keyware Technologies and vice president of corporate business development and marketing for speech technology pioneer Lernout and Hauspie (L&H).

At Keyware, Cohen was responsible for corporate branding, product, partner and field marketing, and corporate communications. As a member of the senior management team, she helped develop the company's overall business and operating strategies. At L&H, Cohen headed corporate business development and marketing and played a key role in 10 mergers and acquisitions and in implementing a plan to expand market share in key vertical markets.

Prior to L&H, Cohen held positions in marketing and market research for several firms including Scitex, a leader in digital visual information communication, and Wimmer Tamir Advertising. She holds a BA degree in statistics and psychology from Tel Aviv University, where she also completed her graduate course work for an MS in data processing and information systems. Cohen also attended the Executive Program at the Stanford Graduate School of Business.

"There are tremendous pressures on businesses these days to constantly update and improve every part of the IT infrastructure," said Cohen. "But complete replacement is no longer a real option. Companies have far too much invested in hardware and software to throw it all away and start from scratch. The BluePhoenix approach to automate Enterprise IT Modernization leverages a company's investment in current IT infrastructure and helps enterprises make a seamless and cost-effective transition to state-of-the-art technologies. I'm excited to be a part of the BluePhoenix group and I look forward to taking the modernization message to customers worldwide."

About BluePhoenix Solutions

BluePhoenix Solutions develops and markets unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and  distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services is based on a three-step process  - Understanding, Implementation (Migration, Transformation and Redevelopment), and Maintenance. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact:

Tamar Belkin
 Blue Phoenix Solutions
 (919) 319-2270
 tbelkin@us.bphx.com